Mobile Infrastructure Trust

30 W. 4th Street

Cincinnati, Ohio 45202

July 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobile Infrastructure Trust Request for Withdrawal of Registration Statement on Form S-4, as amended Filed on June 1, 2022 File No. 333-265358

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Mobile Infrastructure Trust, a Maryland real estate investment trust (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-4 (File No. 333-265358), together with all exhibits and amendments thereto, initially filed with the Commission on June 1, 2022 (collectively, “Registration Statement”), effective immediately or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it opted not to pursue the transaction contemplated thereby. The Company confirms that the Registration Statement has not been declared effective and that no securities have been sold pursuant to the Registration Statement.

Additionally, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for future use by the Company.

Should you have any questions regarding this request for withdrawal, or if you require any additional information, please contact Hirsh M. Ament of Venable LLP by telephone at (410) 244-7425.

Very truly yours, MOBILE INFRASTRUCTURE TRUST

By:	/s/ Stephanie Hogue
Name: Stephanie Hogue
Title: President